POLYMER GROUP, INC.
9335 Harris Corners Parkway, Suite 300
Charlotte, North Carolina 28269

September 25, 2007

VIA OVERNIGHT MAIL AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.
Washington, D.C.  20549-3561

Attn:                    Mr. H. Christopher Owings
Mr. Scott M. Anderegg

Re:	Polymer Group, Inc. Registration Statement on Form S-3 Filed August 6, 2007 File No. 333-145138

Dear Mr. Owings and Mr. Anderegg:

This letter is submitted in response to the comment letter dated August 30, 2007 from Mr. Owings with respect to Polymer Group, Inc.’s Registration Statement on Form S-3 (the “Registration Statement”).  The comments set forth in your letter have been included in bold typeface for your reference and our responses are presented below each comment.

In addition to addressing your comments below, we have also made revisions throughout the Registration Statement to indicate that the Registration Statement may also include primary issuances of securities by us along with possible secondary sales by the selling stockholders.

Please note that simultaneous with submission of this letter to you via EDGAR, we are also filing Amendment No. 1 to the Registration Statement via EDGAR with the Commission.  In addition, accompanying an overnight copy of this letter is a marked copy of Amendment No. 1 to the Registration Statement reflecting the changes detailed below in response to your comments.  Please note that any page references used in our responses below refer to pages in Amendment No. 1 to the Registration Statement.

Front Cover of Prospectus

1.                                      It is unclear why you are registering a dollar amount of securities instead of the number of shares given your disclosure that indicates the conversion of the convertible preferred stock.  Please advise or revise to provide the number of shares being offered.  Also, please indicate that the selling shareholders are affiliated persons and indicate the percentage of the shares outstanding represented by the offering.

Securities and Exchange Commission
September 25, 2007

We have registered a dollar amount of securities instead of a specific number of shares of our Class A Common Stock as contemplated under Securities Act Rule 457(o) and the instructions set forth in Form S-3.  As noted on page 10, when our shares of Class A Common Stock are sold pursuant to the Registration Statement, we intend to reflect the amount of shares sold in a prospectus supplement filed under Rule 424(b) under the Securities Act.

As requested, we have revised the disclosure on the cover page of the prospectus to indicate that MatlinPatterson Global Opportunities Partners L.P. and its affiliates are “affiliates” of the Company, as such term is defined in the Securities Act.  We have also revised the disclosure on the cover page of the prospectus to indicate the percentage of shares outstanding represented by the offering.

Selling Shareholders, page 7

2.                                      We note that you are registering an equivalent of a total of 13,596,921 shares of common stock in this offering and that you have a total of 19,239,274 shares of common stock outstanding.  Given the nature and size of the transaction, it appears that the selling stockholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act.  Please refer to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Staff Interpretation No. D.29. (July 1997).  Please revise your disclosure or advise.

In response to your comment, we respectfully submit that based upon the present facts and circumstances we do not believe the selling stockholders should be deemed to be underwriters within the meaning of Section 2(a)(11) of the Securities Act based upon the views expressed by the staff of the Commission in its Division of Corporation Finance Manual of Publicly Available Telephone Interpretations.  We have been advised that MatlinPatterson Global Opportunities Partners L.P. and its affiliates have held an economic interest in their 13,596,921 shares being registered for over four years.  As noted on page 7, all of the shares being registered for the selling stockholders were originally issued by us to the selling stockholders in connection with our emergence from bankruptcy in March 2003 either directly, upon the conversion of securities that were issued in our bankruptcy or in exchange for securities issued in our bankruptcy.

As noted above, certain shares being registered by the selling stockholders were acquired upon conversion of our 10% Convertible Subordinated Notes due 2007 (the “Notes”) for shares of our PIK preferred stock.  In connection with our emergence from bankruptcy in March 2003, we issued $50.0 million of the Notes pursuant to an indenture among us and certain selling stockholders.  In conjunction with our refinancing in April 2004 of our restructured credit facility, MatlinPatterson Global Opportunities Partners L.P. and certain of its affiliates exchanged approximately $42.6 million in aggregate principal amount of the Notes for shares of our PIK preferred stock.  On or before September 30, 2005, the holders of substantially all of the PIK preferred stock converted all of their outstanding PIK preferred stock into shares of our Class A Common Stock.  Any PIK preferred stock not

Securities and Exchange Commission
September 25, 2007

converted into shares of our Class A Common Stock was redeemed by us with the redemption price paid by the issuance of our Class A Common Stock.  As a result of these transactions, no PIK preferred stock is currently issued or outstanding.

The selling stockholders are not acting on our behalf.  In addition, as noted on page 3, we will not receive any of the proceeds from the sale of the shares by the selling stockholders.  Further, none of the selling stockholders are directly involved in the business of underwriting securities.  However, we have been advised that an affiliate of MatlinPatterson Global Opportunities Partners L.P. recently acquired a controlling interest in a holding company that controls two registered broker-dealers.  The selling stockholders will act independently of us in making decisions with respect to the pricing, timing, manner and size of each sale.  Moreover, we are not aware of any existing relationships, other than the Shareholders’ Agreement, between MatlinPatterson Global Opportunities Partners L.P. and its affiliates and the other selling stockholders that are expected to participate in the offering, which, as indicated on page 7, hold in the aggregate less than one percent of the outstanding shares of our Class A Common Stock.  We believe that the selling stockholders (other than the MatlinPatterson entities) elected to participate in the offering solely by exercising their tag-along rights under the Shareholders’ Agreement in connection with the proposed sale of shares by MatlinPatterson Global Opportunities Partners L.P. and its affiliates.

Accordingly, based upon all the facts and circumstances present, we respectfully submit that we believe the selling stockholders have assumed the economic risk of an investment in our shares and did not acquire their shares with a view to distribution and, therefore, would not be deemed to be underwriters within the meaning of Section 2(a)(11) of the Securities Act.

3.                                      Please identify any selling stockholders who are registered broker-dealers or affiliates of broker dealers.  Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation.  For a selling shareholder that is an affiliate of a broker-dealer, the prospectus must state, if true, that:  (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities.  If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter.  We may have additional comments upon review of your response.

As requested, we have revised the disclosure in the footnotes to the selling stockholder chart on page 8 to state that the named selling stockholders purchased their shares in the ordinary course of business and, at the time of purchase of the shares, the selling stockholders did not have any agreements or understandings, directly or indirectly, with any person, to distribute the securities.

Securities and Exchange Commission
September 25, 2007

4.                                      We note your reference to MatlinPatterson Global Opportunities Partners, L.P. and “certain of its affiliates.”  Please revise to indicate that the certain affiliates are listed in the selling shareholder chart or name the affiliates.

As requested, we have revised the disclosure on page 7 to indicate that the certain affiliates are listed in the selling stockholder chart.

5.                                      We note your disclosure that the selling shareholders received their shares in connection with your emergence from bankruptcy in 2003 and upon conversion of your convertible preferred stock.  Please augment your disclosure to fully describe the transaction in which the selling stockholders acquired their shares.  In this regard, we note your reference to a “portion” of their shares.  Please disclose if there are any additional shares that may be sold or registered in the future.  Also, please indicate if any shares are subject to any pledges or liens or similar obligations.  We may have additional comments upon review of your response.

As requested, we have revised the disclosure on page 7 to describe in greater detail how the selling stockholders acquired their shares.  We are currently not aware of any additional shares that may be sold or registered in the future by the selling stockholders.  We have also been advised by the named selling stockholders that none of the shares are subject to any pledges, liens or similar obligations.

Material Relationships, page 8

6.                                      We note your reference to “certain other stockholders.”  Please revise to disclose these stockholders.

As requested, we have revised the disclosure on page 8 to disclose all of the stockholders that are a party to the Shareholders’ Agreement.

7.                                      We note your statement that your summary is qualified in its entirety by reference to the Shareholders’ Agreement.  Your summary should highlight all material information for an investor.  Please revise your disclosure language to delete that it is qualified in its entirety.

As requested, we have revised the disclosure on page 8 to delete the statement that the summary is qualified in its entirety by reference to the Shareholders’ Agreement.

Incorporation of Certain Documents by Reference, page 11

8.                                      Please update your documents incorporated by reference to include your recently filed 10-Q for the fiscal quarter ended June 30, 2007.

As requested, we have revised the disclosure on page 11 to include our recently filed Form 10-Q for the fiscal quarter ended June 30, 2007 and two recently filed Current Reports on Form 8-K into the documents incorporated by reference into the Registration Statement.

Securities and Exchange Commission
September 25, 2007

*         *         *

We greatly appreciate your assistance and cooperation with this filing.  If possible, we would like the Registration Statement to be declared effective by the staff of the Commission at some point late this week.  Accordingly, we would appreciate your prompt attention if you need any additional information to complete your review of the Registration Statement.

If you have any questions, please feel free to contact me at (704) 697-5179 or Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660 at your earliest convenience.

Sincerely,

/s/ Daniel L. Rikard
Daniel L. Rikard
Vice President and General Counsel

cc:                                 Willis C. Moore, III
H. Kurt von Moltke, Esq. (Kirkland & Ellis LLP)
Christian O. Nagler, Esq. (Kirkland & Ellis LLP)